FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  May 2007

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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2006 Letter to Shareholders

April 14, 2007

Dear Shareholders,

2006 was truly an extraordinary year for Teva, a year which included the acquisition and integration of Ivax, and the launch of a number of very major generic products, including Simvastatin-the largest launch in the history of the U.S. generics industry.

2006 was also an extraordinary year financially-one in which we broke all previous records for sales, net income, cash flow, and profit margins.

●       Annual sales increased by 60% to reach $8.4 billion.

●       Annual adjusted net profit increased by 74% to reach $1.87 billion.

●       Annual cash flow from operations reached $2.1 billion, and free cash flow, $1.4 billion.

●       Shareholders equity as of December 31, 2006, exceeded $11 billion, an increase of $5.1 billion over 2005.

Teva and Ivax began operating effectively as one organization in 2006, and as of February 1, 2006, Ivax results were consolidated into Teva`s.  We were able to extract significant value from the acquisition during the year: Our cost synergies exceeded our goal of $100 million, and we achieved sales synergies of many hundreds of millions of dollars-mainly from the launches of Simvastatin and Sertraline, products from which neither Ivax nor Teva could have extracted so much value independently.

We also gained several very promising new engines of growth from Ivax:

●       We identified an acceleration in the market`s shift from CFC-  to HFA-based inhalers, and were able to increase our manufacturing capacity in order to meet the demand and capture a significant share of the market. As a result, our respiratory sales grew dramatically-to $500 million-in 2006.

●       Latin American sales in 2006 exceeded $500 million, a notable increase over the two companies` combined sales in 2005. And we are extremely well-positioned to continue to benefit from the rapid growth of the pharmaceutical market in this region.

●       We significantly expanded our operations in Central and Eastern Europe.

The addition of these, and other branded products and opportunities in branded markets, significantly enhance Teva`s balanced business model.

The integration of Ivax involved the transfer of over 160 products from site to site, and the closure of several production sites. At the same time, we launched 37 products in North America, 144 products in Europe, and many others around the world. And we managed this without the benefit of our new Jerusalem plant, whose FDA inspection was long delayed. (The plant has now been inspected and approved, and products manufactured there in 2007 are already being sold in the U.S.) The convergence of all  these events truly put Teva`s global supply system to the test. But ultimately we passed this test with flying colors, producing 37 billion tablets by year`s end--71% more than Teva`s stand alone production in 2005.

Among the many benefits to Teva of the Ivax acquisition is the addition of Dr. Phillip Frost, formerly Chairman and CEO of Ivax, to Teva`s Board of Directors. We are delighted to welcome Dr. Frost into the Teva family.

****

2006 was an eventful and exciting year across all of Teva`s businesses and geographies.

North America

●       Of our 37 new launches of generic products in the U.S., four-Simvastatin, Sertraline, Bupropion, and Pravastatin-were very significant products on which we enjoyed 180 days of exclusivity.

●       Teva dispensed approximately 420 million prescriptions in the U.S., a 16% increase over 2005, and 112 million more prescriptions than any other pharmaceutical company.

●       As of February 1, 2007, the total number of ANDAs (Abbreviated New Drug Applications) in our U.S. pipeline rose to 162 (representing a brand value of $92 billion). We believe we were first to file on 42 of these (representing a brand value of $36 billion).

●       In Canada, sales continued to grow substantially with 15 new product launches, including that of Venlafaxine, the largest launch in the history of Canadian generics.

Europe

In Europe, the most significant event in 2006 was the integration of Ivax's European operations. In addition to our 144 new product launches, we increased sales in almost all of our markets, entered the European market for respiratory products, and established our own start-up operations in eight countries.

As of December 31, 2006, Teva had approximately 1,800 marketing authorization applications pending approval in Europe.

International

2006 was an excellent year for our International Group, which has responsibility for markets outside North America and Western Europe. Sales reached  over $1.3 billion. We increased sales in all of our existing markets, as well as in markets where we have significantly expanded our presence as a result of the Ivax acquisition-such as the rapidly-growing markets in Latin America and Central and Eastern Europe.

API

This was also an excellent year for TAPI-Teva`s Active Pharmaceutical Ingredients division-which played a critical role in the success of our major launches in the U.S. With the addition of products from Ivax`s API, Teva`s portfolio of products increased to approximately 250.

Innovative Products

Copaxone®, our first innovative drug, remains a leading therapy for Multiple Sclerosis  in the U.S., in terms of both new and total prescriptions. Global in-market sales of Copaxone® grew to over $1.4 billion in 2006, with its growth rate outpacing those of all other MS therapies combined.

Azilect, our second innovative product, for the treatment of Parkinson`s Disease, was launched in the U.S. in July 2006, and is now sold in 26 countries. Total worldwide in-market sales of Azilect® in 2006 reached $44 million.

Our ADAGIO trial-a large Phase III clinical trial designed to establish Azilect®`s effect on modifying the progression of Parkinson`s Disease-is proceeding well and we expect to complete the trial`s dosing stage by 2008.

Teva`s innovative business is growing. We have an extremely promising pipeline of innovative products, which we unveiled at our first "Innovative R&D Day" in New York, in September 2006. We are committed to continuing to invest in key therapeutic areas such as neurology, oncology, and autoimmune diseases.

******

On February 28, 2007, Teva`s President and CEO, Israel Makov, retired from Teva. Israel`s 12 years at Teva-the last five as President and CEO-were marked by extraordinary growth. Under Israel`s leadership, we solidified our position as the world`s leading generic pharmaceutical company, and dramatically increased the scale and widened the scope of our business.  Israel leaves Teva with a first rate team of leaders, our senior executives, who will work with Shlomo Yanai, Teva`s new President and CEO, to help our company reach new heights.

Shlomo is recognized as an outstanding business leader, one with exceptional operational, management development, and strategic planning talents. These capabilities will be invaluable during what we anticipate will be a time of great change in the pharmaceutical industry.

****

In early 2007, Teva and NASDAQ celebrated the 25th anniversary of Teva`s listing on the exchange. We are very proud to be included on the NASDAQ 100 index. Our market capitalization today stands at $28 billion.

We are also very pleased that once again in 2006 we were able to increase the dividend paid to our shareholders to an annual run rate of about $247 million, reflecting our confidence in the continued growth of our business.

All of Teva`s accomplishments in 2006-the exceptional financial results and strategic achievements, the many challenges we have overcome and opportunities we have captured-were made possible by our extraordinary global leadership team and work-force. Their dedication to leadership and excellence makes us extremely optimistic about the prospects for Teva`s continued success, and profitable growth, long into the future.

As always, we are grateful to you, our shareholders, for your loyalty and support.

Eli Hurvitz, Chairman of the Board

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: May 2, 2007